

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2014

Via E-mail
Hong Mei Ma, President
Vibe Ventures, Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
510030 Guangzhou, CHINA

      Re: Vibe Ventures Inc.
             Amendment No. 14 to Registration Statement on Form S-1
             Filed September 25, 2014
             File No. 333-164081

Dear Ms. Ma:

      We have reviewed your amended registration statement and response letter dated September 24, 2014 and have the following comment. Unless otherwise noted, references in this letter to prior comments refer to our letter September 19, 2014.

Exhibit 10.1

1.   Your agreement with Catalyst Capital Group Inc. indicates that Catalyst can convert any loan amounts into shares of common stock based on fluctuating market prices. Please tell us which exemption under the Securities Act of 1933 you expect to rely upon for any issuances to Catalyst and also describe the facts you rely upon in reaching a conclusion the exemption will be available.

      Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                         Sincerely,

                         /s/ Mark P. Shuman

                         Mark P. Shuman
                         Branch Chief—Legal